

June 22, 2012

<u>Via E-Mail</u>
Paul E. Singer
General Partner
Elliott Associates, L.P.
40 West 57th Street
New York, NY 10019

> **Re: BMC Software, Inc.**
> **Soliciting Material on Schedule 14A**
> **Filed on June 14, 2012 by Elliott Associates, L.P. et al.**
> **File No. 001-16393**

Dear Mr. Singer:

We have reviewed your filing and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Exhibit A</u>

1. In the fourth paragraph of your letter to BMC stockholders you state that "a large number of BMC stockholders have reached out to [you] in support of [y]our ideas." Please remove or revise to disclose the basis for this statement, including the number of shareholders that have contacted you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
       Steven J. Williams
       Paul, Weiss, Rifkind, Wharton & Garrison LLP